Mail Stop 0306

March 23, 2005



Via U.S. Mail and Fax

Mr. John R. Considine
Executive Vice President and Chief Financial Officer
Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, New Jersey 07417-1880

	Re:	Becton, Dickinson and Company
		Form 10-K for the fiscal year ended September 30, 2004
Filed December 13, 2004
Quarterly Report on Form 10-Q for the quarter ended December 31,
2004
Form 8-K dated January 26, 2005
      File No. 001-04802

Dear Mr. Considine:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year ended September 30, 2004

Item 9A. Controls and Procedures - Page 12

1. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer, concluded that the design and operation of these disclosure controls and procedures were, as of the end of the period covered by this report, effective and designed to ensure that material information relating to BD and its consolidated subsidiaries would be made known to them by others within these entities." Please revise your disclosures in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Alternatively, revise future filings to clarify, if true, that the information required to be disclosed by the Company in reports that it files under the Exchange
Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e).

Exhibit 13

Financial Review - Page 24

Results of Continuing Operations - Page 25

2. We note your discussions of the changes in your various types of revenues. Please expand future filings to quantify and discuss the underlying reasons, such as changes in sales price and units (volume), had on revenues. Refer to Regulation S-K Item 303 as necessary.

3. We note the discussions of the changes in your various segments operating income. Please expand future filings to separately quantify and discuss each significant factor. For example revise future filings to quantify the gross profit margin improvements resulting from the conversion to safety-engineered devices from conventional products. Apply this guidance throughout MD&A to the extent practicable.

Financial Statements - Page 37

Note 2. Accounting Changes - Page 44

Inventories - Page 45

4. Supplementally please explain why the retroactive restatement for the change to the FIFO method had no impact on the Consolidated
Statements of Income for all periods presented.
Note 16. Segment Data - Page 59

5. We note that the geographic information has been separated into two components, the United States and International. Please confirm supplementally that no revenues or assets attributed to any individual foreign country are material. If material, please disclose separately in future filings. Refer to SFAS 131 paragraph
38.

Form 10-Q for the Quarterly Period Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - Page 16

Use of Non-GAAP Financial Measures - Page 22

6. We note that you present and discuss several non-GAAP measures in your MD&A, including underlying revenues excluding the estimated impact of foreign currency translation, and gross profit excluding share-based compensation and BGM charges. In future filings, please consider revising MD&A to disclose and quantify the impact of these transactions on your U.S. GAAP results. For example, you could indicate that the increase in revenues for the period reflected the impact of foreign currency fluctuations of $XX million or XX%.

If you continue to provide these non-GAAP measures, please revise future filings to fully comply with Item 10(e) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented.

7. In this regard, we have concerns regarding this presentation of non-GAAP information and the adjustment for items characterized as unusual or nonrecurring. Note that Item 10(e)(1)(ii) of Regulation S-
K prohibits "excluding charges or liabilities that require, or will require, cash settlement or would have required cash settlement absent an ability to settle in another manner" and adjustment to non-
GAAP measures to "eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within two years." In future filings, please revise MD&A to comply with Item 10(e) of Regulation
S-X or tell us why you believe your disclosure complies. Refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for further guidance.







Form 8-K dated January 26, 2005

8. We note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X.
In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

9. The reconciliation of GAAP to non-GAAP information includes several non-GAAP measures, including adjusted cost of products sold, adjusted gross profit, adjusted selling, general and administrative expense, adjusted research and development expense, adjusted operating income, etc. Yet, you have not provided the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a specific and detailed explanation of why each non-GAAP measure is useful to investors and how each of these measures are used by management. Please revise future filings to provide all the disclosures required for each of these measures.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Lynn Dicker, Staff Accountant, at (202) 824-5264 or me at (202) 942-1931 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202) 942-1791.



					Sincerely,



					Angela Crane
					Reviewing Accountant
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Mr. John R. Considine
Becton, Dickinson and Company
March 23, 2005
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